

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2020

Ted White
Chief Executive Officer
Verrica Pharmaceuticals Inc.
10 North High Street, Suite 200
West Chester, PA 19380

      Re: Verrica Pharmaceuticals Inc.
           Registration Statement on Form S-3
           Filed March 13, 2020
           File No. 333-237171

Dear Mr. White:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Darren K. DeStefano, Esq.